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                                                           OMB APPROVAL
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                           UNITED STATES              OMB NUMBER:      3235-0191
                  SECURITIES AND EXCHANGE COMMISSION  Expires: November 30, 1996
                        WASHINGTON, D.C. 20549        Estimated average burden
                                                      hours per response....0.20
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                              FORM 10-C

            REPROT BY ISSUER OF SECURITIES QUOTED ON NASDAQ
                      INTERDEALER QUOTATION SYSTEM

 FILE PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
                  AND RULE 13a-17 OR 15d-17 THEREUNDER


                         Data Translation, Inc.
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             (Exact name of issuer as specified in charter)

          100 Locke Drive, Marlboro, Massachusetts 01752-1192
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                (Address of principal executive offices)

Issuer's telephone number, including area code   (508) 481-3700
                                               --------------------------------


               I. CHANGE IN NUMBER OF SHARES OUTSTANDING

  Indicate any change (increase or decrease) of 5% or more in the number of shares outstanding:

  1.  Title of security   Common Stock $0.01 par value
                        -------------------------------------------------------

  2.  Number of shares outstanding before the change   7,091,208 shares
                                                     --------------------------

  3.  Number of shares outstanding after the change   8,491,208 shares
                                                    ---------------------------

  4.  Effective date of change   November 20, 1995
                               ------------------------------------------------

  5.  Method of change:
      Specify method (such as merger, acquisition, exchange, distribution, stock split, reverse split, acquisition of stock for treasury, etc.) ____
        Public offering
      -------------------------------------------------------------------------
      Give brief description of transaction PUBLIC OFFERING OF 1,490,000 SHARES OF COMMON STOCK, $0.01 PAR VALUE (THE "COMMON STOCK"), WITH 1,400,000 SHARES OF COMMON STOCK BEING SOLD BY DATA TRANSLATION, INC. AND 90,000 SHARES OF COMMON STOCK BEING SOLD BY CERTAIN SELLING STOCKHOLDERS.


                      II. CHANGE IN NAME OF ISSUER

  1.  Name prior to change ____________________________________________________

  2.  Name after change _______________________________________________________

  3.  Effective date of charter amendment changing name _______________________

  4.  Date of shareholder approval of change, if required _____________________


     November 23, 1995                   /s/ Peter J. Rice
Date ______________________________      ______________________________________
                                             (Officer's signature & title)

                                          Peter J. Rice
                                          Vice President-Finance
                                          and Treasurer



                                                                 SEC 1811 (5/91)


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                                 INSTRUCTIONS

A. Form 10-C shall be used for reports under Section 13, or 15(d) of the Securities Exchange Act of 1934 filed pursuant to Rule 13a-17, or 15d-17, thereunder.

B. Four copies of each report on this form shall be filed with the Securities and Exchange Commission at 450 5th Street, N.W., Washington, D.C. 20549. In addition, a copy shall be furnished to the National Association of Securities Dealers, Inc. (NASD), Department F-10-S, 17 Battery Place, New York, New York 10004. At least one of the copies filed shall be manually signed by an officer of the issuer. Unsigned copies shall be conformed.

C. Each report shall be filed by an issuer upon being notified that any class of its securities is to be quoted on the NASDAQ interdealer quotations system not later than ten days after the first date on which any aggregate increase or decrease in the amount of securities of such class outstanding exceeds five percent of the amount of the class outstanding as last reported. A report shall also be required from any issuer quoted on the system of any corporate name change not later than 10 days after the change.

D. The General Rules and Regulations under the Act contain certain general requirements applicable to reports on any form. These general requirements should be carefully read and observed in the preparation and filing of reports on this form.

E. The Commission does not furnish blank forms for its filing requirements. However, copies of this form may be duplicated in reporting the requested information.

F. Nothing required by this form shall be construed, however, to relieve any issuer of any obligations to file any other report required under this Act or rules promulgated thereunder with respect to the changes set forth in instruction C above.















                                                                SEC 1811 (5/91)